EXHIBIT 34.1

March 23, 2026 Independent Accountant’s Report Board of Directors and Shareholders First National Bank of Omaha Omaha, Nebraska

We have examined management of First National Bank of Omaha’s assertion, included in the accompanying Management's Report on Assessment of Compliance with Servicing Criteria Pursuant to Item 1122 of Regulation AB, that First National Bank of Omaha (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the First National Master Note Trust (the “Platform”), excluding criteria 1122(d)(1)(iii), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(3)(iii), 1122(d)(3)(iv), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii), which management has determined are not applicable to the activities performed by the Bank with respect to the Platform, (the “Servicing Criteria”) as of and for the year ended December 31, 2025 (collectively, “Management’s Assertion”). First National Bank of Omaha’s management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the servicing criteria is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion on compliance with the servicing criteria. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to error or fraud, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Our examination does not provide a legal determination on Company's compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2025, for the Platform is fairly stated, in all material respects.

March 23, 2026